Exhibit (a)(5)(E)

Marathon Petroleum Corp. announces preliminary results of tender offer

FINDLAY, Ohio, June 15, 2021 – Marathon Petroleum Corp. (NYSE: MPC) today announced the preliminary results of its “modified Dutch auction” tender offer, which expired at midnight, New York City time, at the end of the day on June 14, 2021.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of approximately 15.6 million shares of MPC’s common stock were validly tendered and not validly withdrawn at or below a purchase price of $63.00 per share, including approximately 10.4 million shares that were tendered through notice of guaranteed delivery. These shares represent approximately 2.4% of MPC’s outstanding common stock as of May 3, 2021.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, MPC expects to accept for payment all of the approximately 15.6 million shares of its common stock that were validly tendered and not validly withdrawn at a purchase price of $63.00 per share, for an aggregate cost of approximately $981 million, excluding fees and expenses relating to the tender offer. As such, MPC expects that there will be no proration factor.

On May 14, 2021, in connection with the closing of the sale of its Speedway business, MPC announced a total share repurchase authorization of $10 billion of its common stock with no expiration date. Upon completion of the tender offer, MPC expects to have approximately $9 billion remaining under its share repurchase authorization.

“The tender offer represents an early step in executing our plans to quickly return capital to shareholders,” said Executive Vice President and Chief Financial Officer Maryann T. Mannen. “We remain committed to our previously announced plans to execute on our outstanding share repurchase authorization and are confident in our ability to complete the remaining authorization amount over the next 12 to 18 months.”

MPC may utilize various methods to effect the repurchases, which could include open market repurchases, negotiated block transactions, accelerated share repurchases, tender offers or open market solicitations for shares, some of which may be effected through Rule 10b5-1 plans. The timing of repurchases will depend upon several factors, including market and business conditions, and repurchases may be discontinued at any time. Additionally, under applicable securities laws, MPC may not repurchase any shares, other than in the tender offer, until the conclusion of a ten-business day period from the expiration of the offer.

The number of shares expected to be purchased in the tender offer is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. The final number of shares to be purchased in the tender offer will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter.

J.P. Morgan Securities LLC and Barclays Capital Inc. acted as dealer managers for the tender offer. Georgeson LLC served as information agent for the tender offer and Computershare Trust Company, N.A. served as the depositary for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson LLC, at (888) 565-5423 (toll free).

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About Marathon Petroleum Corporation

Marathon Petroleum Corporation (MPC) is a leading, integrated, downstream energy company headquartered in Findlay, Ohio. The company operates the nation’s largest refining system. MPC’s marketing system includes branded locations across the United States, including Marathon brand retail outlets. MPC also owns the general partner and majority limited partner interest in MPLX LP, a midstream company that owns and operates gathering, processing, and fractionation assets, as well as crude oil and light product transportation and logistics infrastructure. More information is available at www.marathonpetroleum.com.

Investor Relations Contacts: (419) 421-2071

Kristina Kazarian, Vice President, Investor Relations

Brian Worthington, Manager, Investor Relations

Kenan Kinsey, Analyst, Investor Relations

Media Contacts: (419) 421-3312

Jamal Kheiry, Manager, Communications

Forward-looking statements

All statements in this release, other than statements of historical fact, are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “should” or “will” or, in each case, their negative, or other variations or comparable terminology. MPC cautions that these statements are based on management’s current knowledge and expectations and are subject to certain risks and uncertainties, many of which are outside of the control of MPC, that could cause actual results and events to differ materially from the statements made herein. For a more detailed discussion of the risks that could affect MPC’s operating results, see MPC’s filings with the SEC, including MPC’s annual report on Form 10-K and quarterly report on Form 10-Q. Copies of MPC’s Form 10-K, Forms 10-Q and other SEC filings are available on the SEC’s website, MPC’s website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC’s Investor Relations office. MPC’s actual results could differ materially from those contained in the forward-looking statements, including MPC’s ability to complete the tender offer, the price and amount of any securities purchased pursuant to the tender offer, MPC’s ability to achieve the benefits contemplated by the tender offer and MPC’s ability to execute its capital return strategies, including within the anticipated timeframe. Any forward-looking statements speak only as of the date of the applicable communication and MPC undertakes no obligation to update any forward-looking statements except to the extent required by applicable law.

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